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OMV Investor News

OMV Supervisory Board confirms OMV Strategy 2010 – Merger between OMV and Verbund will not be pursued

October 10, 2006
5.00pm (UK time) – 6.00pm (CET)

In the course of the OMV Supervisory Board Meeting yesterday, OMV's Strategy 2010 was reconfirmed; again signaling the Supervisory Board's full support for Management's ambitious company growth targets. Furthermore, OMV's Executive Board clarified that an alliance between OMV and Verbund, as proposed in May of this year, or similar transactions, will not be pursued in the future. However, possibilities of cooperation between OMV and Verbund in regard to building gas power plants are not excluded.

OMV's strategic goal to be the most successful company capitalizing on the European 'growth belt' is based on the following items: OMV's Exploration and Production business in the core regions is planned to be increased from the present approximately 320,000 boe/d of oil and gas production to 500,000 boe/d until 2010. Likewise, refining capacities will be expanded from the present 500,000 bbl/d up to a maximum of additional 500.000 bbl/d. The newly founded OMV Future Energy Fund will increasingly integrate renewable energy sources and energy efficient solutions into the OMV portfolio.

In regard to its Gas business, the OMV Group intends to expand its gas marketing volumes to 20 bcm per year and to produce more than a third of the gas volume it sells. Supply security will be strengthened further by projects such as the Nabucco Pipeline and the planned construction of a LNG terminal in Croatia. The supply contracts with Gazexport, which were extended in September, strengthen additionally the security of supply.

Gas demands in Europe will rise considerably in the next 20 years, in particular due to stronger demand via gas-fuelled power plants. For OMV this development is an explicit mandate to further develop its own strengths along these lines. In this respect, cooperation with Verbund, for instance in building gas-fuelled power plants, would make sense.

However, OMV's Executive Board reassured in the Supervisory meeting, that a merger with Verbund, as proposed in May of this year, or similar transactions, will be ruled out for the future. At the time the merger was suggested, this was a unique opportunity to be seized. However, as the merger did not materialize, there is now an explicit decision not to pursue projects of this kind in the future.



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Background information:

OMV Aktiengesellschaft

With Group sales of EUR 15.6 billion and a workforce of 49,919 employees in 2005, as well as market capitalization of approx. EUR 12 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2010. In Exploration and Production (E&P) OMV is active in 18 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 45 bcm of natural gas annually to countries such as Germany and Italy. OMV holds stakes in integrated chemical and petrochemical plants – 50% in AMI Agrolinz International GmbH and 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in the Romanian Petrom, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of approx. 1.4 billion boe, daily production of around 320,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,520 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approx. 20%.

OMV further strengthened its leading position in the European growth belt through the acquisition of 34% of Petrol Ofisi, Turkey´s leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations   Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press   Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press   Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–September and Q3 2006** on November 15, 2006

Move & More. OMV